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                                                                     EXHIBIT 23


                       CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in this Annual Report (Form 10-K) of ClinTrials Research Inc. of our report dated January 31, 1997, except for Note 12, as to which the date is March 11, 1997, included in the 1996 Annual Report to Shareholders of ClinTrial Research Inc.

        Our audits also included the financial statement schedule of ClinTrials Research Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                Ernst & Young LLP
March 25, 1997